Exhibit 17.1

November 20, 2008

Chief Executive Officer
Oncolin Therapeutics, Inc.
5075 Westheimer, Suite 975
Houston, TX  77056

Dear Len,

Please accept this letter as my resignation from all officer positions at Oncolin Therapeutics, Inc. (Oncolin) including Chief Operating Officer and from my position as a member of the Board of Directors of Oncolin, effective immediately.

Sincerely,

/s/ Donald Picker

Donald Picker